ADAPTIN BIO, INC.

3540 Toringdon Way, Suite 200, #250

Charlotte, North Carolina 28277

July 31, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Gary Newberry Kevin Vaughn Joshua Gorsky Joe McCann Division of Corporation Finance Office of Life Sciences

Re:	Acceleration Request Adaptin Bio, Inc. Registration Statement on Form S-1 Filed May 16, 2025, as amended on June 27 and July 28, 2025 (File No. 333-287338)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Adaptin Bio, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to accelerate the effective date of the above-referenced registration statement (the “Registration Statement”) so as to become effective on August 4, 2025, at 4:15 p.m. Eastern Time, or as soon thereafter as practicable or at such later time as the Registrant or its counsel may orally request via telephone call to the staff of the Commission.

The Registrant hereby authorizes S. Halle Vakani and/or Jonathan A. Greene of Wyrick Robbins Yates & Ponton LLP to orally modify or withdraw this request for acceleration.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Wyrick Robbins Yates & Ponton LLP, by calling S. Halle Vakani at (919) 865-1125. We also respectfully request that a copy of the written order from the Commission verifying the effective date and time of the Registration Statement be sent to Ms. Vakani via email at hvakani@wyrick.com.

Very truly yours,

ADAPTIN BIO, INC.

By:	/s/ Michael J. Roberts
Michael J. Roberts
President and Chief Executive Officer

cc: S. Halle Vakani, Wyrick Robbins Yates & Ponton LLP